March 16, 2010

VIA EDGAR AND OVERNIGHT COURIER

Mr. Matthew Crispino, Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re: SteelCloud, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed February 24, 2010
File No. 333-158703
Form 10-K for Fiscal Year Ended October 31, 2009
Filed February 5, 2010, as Amended on February 12, 2010
File No. 000-24015

Dear Mr. Crispino:

We are counsel to SteelCloud, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated March 12, 2010, relating to the above-captioned registration statement on Form S-1 and annual report on Form 10-K.  Captions and page references herein correspond to those set forth in amendment number nine to the registration statement (the “Registration Statement”), a copy of which has been marked with the changes from the initial filing, and amendment number two to the annual report (the “Annual Report”).  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Plan of distribution, page 10

1.  Please explain your disclosure that “we intend to hold one or more closings in connection with this offering.”

The disclosure “we intend to hold one or more closings in connection with this offering” is intended to clarify to prospective investors that the Company may close on subscriptions received pursuant to the Registration Statement at more than one closing.  The Company would like to clarify that it does not intend to make an at the market offering and the securities offered pursuant to the Registration Statement will be offered at one fixed price for the duration of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

2.  We note your reference to forward looking statements within the meaning of Section 27A of Securities Act and Section 21E of the Exchange Act. However, as a penny stock issuer, please remove such references as you are ineligible to rely on these safe-harbors.

The Registration Statement has been revised to remove the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act.  Please see page 24.

Overview, page 24

3.  We note that the overview you have included provides little information regarding how management evaluates the company’s performance. Please revise your overview section to provide a more informative executive level discussion that addresses how management evaluates your financial condition and operating results. An expanded overview could include, for example, a more detailed look at how you earn revenue, your prospects for future growth, material opportunities, and any known trends, demands, commitments, or uncertainties and their impact on your liquidity, capital resources, or results of operations, and material risks and challenges facing the company. For example, please discuss the recent sale of your service assets as well as your integration business, and your resulting focus on SteelWorks mobile and SteelWorkd Fed mobile, and how this restructuring will impact your operating results. In this regard, please specifically address the sale of your service contract with the General Services Administration, which provided 39% of total revenues in fiscal 2009, and how the loss of this revenue will impact your result of operations.

The Company has revised the Overview section to provide further disclosure regarding how management evaluates the Company’s performance, including a description of the sale of the Company’s services assets and its integration business and how these sales will impact the Company’s operating results.  Please see page 24.

Liquidity and Capital Resources, page 33

4.  You disclose that as of February 19, 2010 you only had cash and cash equivalents of $61,000, and that management believes this only sufficient to sustain your operations for less than 30 days from that date. Please update your cash position as this date is approaching. Please also disclose the monthly rate at which you use cash in your operations, and revise to discuss the impact of your liquidity position on your ability to operate and execute your business plan. Also, discuss your plans to raise additional cash to meet your operating needs if you do not raise enough money from this offering. Please provide related disclosure in the prospectus summary, and revise the appropriate risk factor on page 6 as well.

The Company has updated its cash position as of March 11, 2010 and has disclosed the monthly rate at which it uses cash in its operations. The Company has also discussed the impact of its liquidity position on its ability to operate and execute its business plan and its plans to raise additional cash to meet its operating needs.  Please see Liquidity and Capital Resources at page 34, Prospectus Summary at page 3 and Risk Factors at page 6.

Signatures, page 11-8

5.  We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended filing. If Steven Snyder, your CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instruction 1 to the signatures section of Form S-1. We note a similar deficiency in the signatures section of your Form 10-K and 10-K/A filed on February 5 and February 12, 2010, respectively. Please confirm that you will provide the proper signatures in future filings.

The Company has updated the Signature page of the Registration Statement to indicate that Mr. Snyder also serves as the Company’s controller and principal accounting officer.  The Company confirms that it will provide the proper signatures in future filings.

Form 10-K for the Fiscal Year Ended October 31, 2009 Item 9A(T). Controls and Procedures, page 21

6.  Please disclose the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of period covered by this report. See Item 307 of Regulation S-K.

The Company apologizes for this omission and has disclosed the conclusions of its principal executive and principal financial officers regarding the effectiveness of its disclosure controls and procedures as of October 31, 2009.  Please see Item 9A(T) under the heading “(A) Evaluation of Disclosure Controls and Procedures” at page 1 of the Annual Report.

7.  We note you conclude that your internal control over financial reporting was not effective as of October 31, 2009, and that you identify certain material weaknesses. However, your section on “management’s remediation initiatives” does not appear to present management’s plans to remediate these weaknesses. Please disclose how management plans to remediate the weaknesses identified, and the timeline for such initiatives.

The Company has presented management’s plans to remediate the material weaknesses in Item 9A(T) under the heading “Internal Control Over Financial Reporting – Management’s Remediation Efforts” at page 2 of the Annual Report.

Should you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ Jay M. Kaplowitz
Jay M. Kaplowitz, Esq.